Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

June 10, 2013

Dear American and US Airways Team Members,

Today I am pleased to announce the senior leadership team that has been selected to lead the new American Airlines. The team we are naming today is comprised of senior leaders from both American and US Airways. As individuals, they each have outstanding industry expertise and experience. Collectively, they form the best team in the industry. The team will be comprised of:

•	Scott Kirby: President

•	Elise Eberwein: Executive Vice President, People and Communications

•	Bev Goulet: Chief Integration Officer

•	Robert Isom: Chief Operating Officer and Chief Executive Officer of US Airways, Inc. post-close

•	Steve Johnson: Executive Vice President, Corporate Affairs

•	Derek Kerr: Chief Financial Officer

•	Maya Leibman: Chief Information Officer

•	Will Ris: Senior Vice President, Government Affairs

Scott, Elise, Robert, Steve and Derek will join the new American from US Airways. Bev, Maya and Will join from American.

I also wanted to let you know that Dan Garton will step down as President and Chief Executive Officer of American Eagle Airlines later this year. We will name a successor prior to Dan’s departure.

I could not be happier about this team. They are an intelligent, results-oriented and energetic group who enjoy working collaboratively. They are experienced airline executives who understand and love our business. They care about our customers and are dedicated to providing industry leading customer service with an unwavering commitment to safety. They understand they work for the shareholders of the new American and that their job is to reward the shareholders’ confidence in all of us.

And…they know that the only way they can accomplish all of those things is by engaging, motivating and respecting the more than 100,000 hard-working team members of the new American. Our job is to support all of you – to give you the tools and information you need to do your jobs and then let you do it as the exceptional and experienced group of aviation professionals you are. This team was built to do just that.

Mergers unfortunately result in departures, and there are some on both teams, but I want to use this opportunity to specifically thank some of the outstanding senior executives at American. The American restructuring is far and away the most successful in aviation history and it would not be possible without the exceptional and dedicated work of people like Dan Garton, Bella Goren, Gary Kennedy, Denise Lynn, Jim Ream, Jon Snook and Virasb Vahidi. We are grateful for their phenomenal work and dedication and are committed to building on the foundation they have put in place.

It is time to move forward and this announcement is a key step on the path. The merger is progressing well and we continue to expect it will close in the third quarter of this year. We anticipate naming additional officers in the weeks ahead and will have the entire officer team selected by the time the merger closes, if not sooner. Looking ahead, I am confident that the new American will continue to provide great leadership opportunities for managers from both companies. In the meantime, please keep up the great work in support of our customers.

I am excited about today’s announcement but even more excited about the years ahead and the opportunity to work with all of you. In fact, I can’t wait to get started. Thank you so much for your support and your commitment to the new American Airlines – we will be one team soon.

Doug

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.